Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

June 27, 2011

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Markel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-15811

Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 5, 2011

Dear Mr. Rosenberg:

We are responding to your comment letter dated June 14, 2011. For ease of reference, we have reproduced your comments and provided our response directly following them. Please also refer to Appendix A, which provides the information you requested in comment no. 6.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

7. Income Taxes, page 54

1. You disclose that as of December 31, 2010, earnings of the Company’s foreign subsidiaries through 2010 are considered permanently reinvested and no provision for United States income taxes has been recorded. You also disclose on page 113 in “Interest Expense and Income Taxes” that in 2010 there was a change in the Company’s plans regarding the amount of earnings considered permanently reinvested in foreign subsidiaries. Please tell us the factors and specific plans management considered in concluding that there is sufficient evidence that the foreign subsidiaries have invested or will invest the undistributed earnings indefinitely. Refer to ASC 740-30-25-17.

We advise you supplementally that management considered the following factors and specific plans in concluding that there is sufficient evidence that our foreign subsidiaries have invested or will invest the undistributed earnings indefinitely:

•

In the fourth quarter of 2010, we completed a restructuring of our foreign subsidiaries. As a result of this restructuring, our foreign subsidiaries owed approximately $300 million of debt to our holding company (Markel Corporation) as of December 31, 2010. A priority for the use of earnings at our foreign subsidiaries will be to repay this debt.

•

Management believes there are more opportunities for growth of the insurance business outside the United States than there are in the very developed U.S. market. In recent years, we have expanded our business through offices in Canada, Sweden, Spain, Hong Kong and Singapore. We expect to continue to pursue further international expansion and will use earnings from our existing foreign operations to fund this expansion.

•

Reinvestment will be needed to maintain the capital required to qualify as a regulated insurance company in the London insurance market. Capital will also be required to support the additional business that will be written as we expand internationally.

•	Capital must be pledged and maintained as Funds at Lloyds in order to support our operations there.

•

Markel Corporation and its domestic subsidiaries are well established and have a history of generating sufficient funds to cover capital needs within the United States. Therefore, management has no expectation of needing distributions from our foreign subsidiaries to fund U.S. capital needs.

12. Fair Value Measurements, page 65

2. Please revise your disclosures to separately identify the significant inputs used in determining the fair value of each material Level 2 asset class included within fixed maturities as required by ASC 820-10-50-2e. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

In future filings, beginning with our Form 10-Q for the period ended June 30, 2011, we will revise our disclosure as follows (revised text in italics and bold):

“Investments available-for-sale. Investments available-for-sale are recorded at fair value on a recurring basis and include fixed maturities, equity securities and short-term investments. Short-term investments include certificates of deposit, commercial paper, discount notes and treasury bills with original maturities of one year or less. Fair value for investments available-for-sale is determined by the Company after considering various sources of information, including information provided by a third party pricing service. The pricing service provides prices for substantially all of the Company’s fixed maturities and equity securities. In determining fair value, the Company generally does not adjust the prices obtained from the pricing service. The Company obtains an understanding of the pricing service’s valuation methodologies and related inputs, which include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, duration, credit ratings, estimated cash flows and prepayment speeds. The Company validates prices provided by the pricing service by reviewing prices from other pricing sources and analyzing pricing data in certain instances.

The Company has evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Level 1 investments include those traded on an active exchange, such as the New York Stock Exchange. Level 2 investments include U.S. Treasury securities and obligations of U.S. government agencies, municipal bonds, foreign government bonds, residential mortgage-backed securities and corporate debt securities.

Fair value for investments available-for-sale is measured based upon quoted prices in active markets, if available. Due to variations in trading volumes and the lack of quoted market prices, fixed maturities are classified as Level 2 investments. The fair value of fixed maturities is normally derived through recent reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable data described above. If there are no recent reported trades, the fair value of fixed maturities may be derived through the use of matrix pricing or model processes, where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Significant inputs used to determine the fair value of obligations of states, municipalities and political subdivisions, corporate bonds and obligations of foreign governments include reported trades, benchmark yields, issuer spreads, bids, offers, credit information and estimated cash flows. Significant inputs used to determine the fair value of residential mortgage-backed securities include the type of underlying mortgage loans, benchmark yields, prepayment speeds, collateral information, tranche type and volatility, estimated cash flows, credit information, default rates, recovery rates, issuer spreads and the year of issue.”

14. Commitments and Contingencies, page 69

3. You state on page 69, “Contingencies arise in the normal conduct of the Company’s operations and are not expected to have a material impact on the Company’s financial condition or results of operations. However, adverse outcomes are possible and could negatively impact the Company’s financial condition and results of operations.” The second sentence of this disclosure appears to be inconsistent with the first sentence, which indicates that you do not expect contingencies to have a material impact on your financial statements. Please tell us what you intended to convey by this disclosure, and provide us proposed disclosure to be included in future periodic reports to clarify and that complies with the requirements of ASC 450-20-50-3 and 50-4.

As of December 31, 2010, we did not expect contingencies to have a material impact on the Company’s financial condition or results of operations. To avoid any confusion, we will delete the second sentence in future filings where that is the case.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 116

4. Please provide us proposed disclosure to be included in future periodic reports that indicates the amount of cash and short term investments that are currently held by your foreign subsidiaries that is considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In future filings, beginning with our Form 10-K for the year ended December 31, 2011, we will revise our disclosure as follows (revised text in italics and bold):

“The holding company has historically relied upon dividends from its domestic subsidiaries to meet debt service obligations. Under the insurance laws of the various states in which our domestic insurance subsidiaries are incorporated, an insurer is restricted in the amount of dividends it may pay without prior approval of regulatory authorities. At December 31, 2011, our domestic insurance subsidiaries could pay dividends of $XXX.X million during the following twelve months under these laws.

There are also regulatory restrictions on the amount of dividends that our foreign insurance subsidiaries may pay. We must provide 14 days advance notice to the Financial Services Authority before receiving dividends from MIICL. In addition, our foreign insurance subsidiaries must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose. As of December 31, 2010, earnings of our foreign subsidiaries are considered permanently reinvested. At December 31, 2011, cash and cash equivalents and short-term investments of $XXX.X million were held by our foreign subsidiaries and will not be made available to the holding company. We do not expect the amount of cash and cash equivalents and short-term investments that are considered permanently reinvested to have a material effect on our liquidity or capital resources.”

We advise you supplementally that we will revise our disclosure as appropriate if, at any time in the future, there is a change in the above facts and circumstances.

5. Please provide us proposed disclosure to be included in future periodic reports that includes interest on long-term debt in your contractual obligations table, and that explains this inclusion in a note to table.

In future filings, beginning with our Form 10-K for the year ended December 31, 2011, we will include amounts for both principal and interest in the “Senior long-term debt and other debt” line item of the contractual obligations table. We will add a parenthetical note “(2)” adjacent to the “Senior long-term debt and other debt” line item. Below the table, we will define note “(2)” as, “Amounts include interest.”

Market Risk Disclosures, page 120

6. Regarding your investment in obligations of states, municipalities and political subdivisions, please provide us the following information at December 31, 2010:

•	A summary of the fair value and amortized cost by state, municipality, and political subdivision; and

•	A summary of the fair value and amortized cost by nature of activity supporting the investments for special revenue bonds.

We have provided the requested information in Appendix A. We advise you supplementally that less than 10% of our municipal bond portfolio was tied to any one state at December 31, 2010. Concentrations by municipality and political subdivision were even less significant, and we do not typically monitor the bond portfolio in this manner; a breakdown at this level of detail would require a review of the bond portfolio on an issue-by-issue basis.

Form 10-Q for the quarterly period ended March 31, 2011

Notes to Consolidated Financial Statements

5. Segment Reporting Disclosures, page 14

7. Your non-insurance operations represent 12% of your revenue for the three months ended March 31, 2011 and appear to contribute a significant portion of your net income for the three months ended March 31, 2011. In addition, you disclosed on page 33 of your Form 10-K that 2,200 out of 4,800 of your employees relate to your non-insurance operations. Please provide us proposed disclosure for MD&A to be included in future periodic reports that discusses the reasons for the significant contribution from your non-insurance operations to revenue and net income.

We advise you supplementally that the significance of our non-insurance operations has gradually increased since 2005, when we acquired AMF Bakery Systems. In 2008, we formed ParkLand Ventures, Inc., an owner and operator of manufactured housing parks. In 2009, we acquired Panel Specialists, Inc., and we acquired a controlling interest in Ellicott Dredge Enterprises, LLC. Also during 2009, ParkLand Ventures, Inc. made several acquisitions. Total consideration for the acquisitions made in 2009 was approximately $95 million. In 2010, we acquired Solbern, Inc., and we acquired controlling interests in RD Holdings, LLC and Diamond Healthcare Corporation. ParkLand Ventures, Inc. made additional acquisitions during 2010. Total consideration for the non-insurance acquisitions made in 2010 was approximately $132 million. All of this information has been made available in our periodic filings.

Our non-insurance operations are thus comprised of a diverse portfolio of companies from various industries, including manufacturers of dredging equipment, high-speed bakery equipment, laminated furniture products and food processing equipment, an owner and operator of manufactured housing communities, a real estate investment fund manager, a retail intelligence services company and a manager of behavioral health programs. In addition to offering dissimilar products and services in dissimilar industries, separate local management teams oversee the day-to-day operations of each of these companies. These businesses are viewed by management as separate and distinct from our insurance operations.

The financial results of those companies in which we own controlling interests have been consolidated in our financial statements. The financial results of those companies in which we hold a noncontrolling interest are accounted for under the equity method of accounting. Operating revenues and expenses associated with our non-insurance operations are included in other revenues and other expenses in the consolidated statements of income and comprehensive income.

As we disclosed on page 28 of our Form 10-Q for the period ended March 31, 2011, “Revenues for our non-insurance operations were $68.0 million for the quarter ended March 31, 2011 compared to $37.2 million for the same period of 2010. Revenues for our non-insurance operations increased in the first quarter of 2011 compared to the same period of 2010 primarily due to our acquisitions of RD Holdings, LLC and Diamond Healthcare Corporation in late 2010.”

We will continue to disclose reasons for changes in revenues from non-insurance operations. In future filings, if the net income produced by our non-insurance operations is a material component of net income, we will disclose the amount and the reasons for any material changes from prior periods.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact D. Michael Jones, General Counsel, at 804-965-1734.

Sincerely,

/s/ Anne G. Waleski
Anne G. Waleski Vice President, Chief Financial Officer and Treasurer

APPENDIX A

The following table presents the amortized cost and estimated fair value of obligations of states, municipalities and political subdivisions by state.

	At December 31, 2010
(dollars in thousands)	Amortized Cost	Estimated Fair Value
Virginia	$178,225	$182,220
New York	176,857	177,313
Texas	159,648	162,682
Washington	144,491	149,796
Illinois	145,455	146,352
California	142,254	141,693
Florida	131,788	133,925
Pennsylvania	115,746	114,312
Maryland	94,769	94,285
Massachusetts	91,837	94,047
North Carolina	74,725	76,565
Wisconsin	74,927	76,036
Hawaii	71,100	72,540
District of Columbia	77,623	76,494
Tennessee	70,329	71,442
Colorado	69,986	70,508
Nevada	63,506	63,962
South Carolina	58,262	59,813
Georgia	60,419	59,593
Minnesota	54,187	54,239
Utah	51,317	52,396
Michigan	47,984	47,923
Ohio	47,221	47,853
New Jersey	49,916	51,965
Arizona	42,510	43,339
Missouri	42,758	42,922
Louisiana	42,146	42,490
Connecticut	41,164	42,163
Indiana	39,516	40,664
Kentucky	38,671	38,545
Oklahoma	35,702	35,949
West Virginia	31,147	31,501
Alabama	25,143	25,376
New Mexico	21,548	23,016
Delaware	22,244	22,859
Mississippi	20,332	20,888
Nebraska	19,583	19,399
Oregon	17,136	16,978
Iowa	16,962	16,340
Vermont	10,369	10,551
Alaska	10,089	10,429
Kansas	8,064	8,400
Maine	5,992	6,267
South Dakota	5,796	5,769
New Hampshire	4,976	4,753
Wyoming	4,520	4,479
Rhode Island	2,716	2,704
North Dakota	2,355	2,353
Puerto Rico	2,232	2,270
Arkansas	926	981

Total obligations of states, municipalities and political subdivisions	$2,767,169	$2,799,339

The following table presents the amortized cost and estimated fair value of special revenue bonds by nature of activity.

	At December 31, 2010
(dollars in thousands)	Amortized Cost	Estimated Fair Value
Essential services:
Utilities	$130,846	$134,920
Water and sewer	222,187	229,007
Transportation	264,627	270,229

Total essential services	$617,660	$634,156

Education	$131,158	$131,484
Housing	123,114	122,517

Other:
Industrial	$41,791	$43,102
Health	5,132	5,313
Build America	91,175	89,931
Facilities	71,506	71,030
General	185,306	185,091
Other revenue	60,666	61,134

Total other	$455,576	$455,601

Total special revenue bonds	$1,327,508	$1,343,758